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SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934
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HEWLETT-PACKARD COMPANY

(Name of Registrant as Specified In Its Charter)

WALTER B. HEWLETT, EDWIN E. VAN BRONKHORST AND THE WILLIAM R. HEWLETT REVOCABLE TRUST

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[Explanatory Note: this filing amends the Schedule 14A filed on 2/26/02 (entitled “The Case Against the HP/Compaq Merger”) to revise p. 20 of the filing so it reads in its entirety as follows.]

[1]	Includes Microsoft, Intel, HP, Compaq, Dell, IBM, and Gateway.
[2]	Compaq: Data includes all PCs, handhelds and workstations. Historical operating profit from Company filings and 1/28/02 Deutsche Bank research. 2002 projections for 1/28/02 Deutsche Bank research. HP: Data includes PCs for 1998-2000 and PC plus handhelds for 2001-2002. Historical operating profit from 10/2/01 Morgan Stanley research; projected 2002 values are from 2/13/02 Banc of America Securities research. IBM: Historical operating profit from company reports. 2002 projections from 11/1/01 Morgan Stanley research. Gateway: Operating profit from 4/7/00, 7/20/01, and 1/25/02 and Morgan Stanley research.
[3]	Dell: Operating profit margin for entire company from Dell website and 11/23/98, 10/18/99, 8/11/00, and 1/22/02 Morgan Stanley research. Total company operating profit margin applied to PC only revenue to find operating profit by year.
[4]	Microsoft: 1998-2001 operating margins for PC-related software and services based on company 10-K filings. Operating margins applied to reported revenue for Desktop applications and platforms.
[5]	Intel: 1998-2001 operating margins based on Intel Architecture Group operating margins from company filings and 1/15/02 press release. Margins applied to estimated desktop-specific revenue in 10/17/01 CIBC World Markets report. 2002 projection based on overall Intel revenue and operating profit growth from 1/16/02 Morgan Stanley research, applied to current estimated Intel revenue and operating profit in desktops.

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